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Exhibit 99.1

Nexen Inc.

Unaudited Condensed Consolidated Financial Statements
For the Three Months ended March 31, 2012

Nexen Inc.
Unaudited Condensed Consolidated Statement of Income
For the Three Months Ended March 31

(Cdn$ millions, except per-share amounts)	2012	2011

Revenues and Other Income
Net Sales	1,696	1,598
Marketing and Other Income (Note 8)	30	46

	1,726	1,644

Expenses
Operating	339	363
Depreciation, Depletion and Amortization	397	370
Transportation and Other	120	67
General and Administrative	126	105
Exploration	60	126
Finance (Note 5)	64	74
Loss on Debt Redemption and Repurchase	–	90

	1,106	1,195

Income from Continuing Operations before Provision for Income Taxes	620	449

Provision for (Recovery of) Income Taxes
Current	480	424
Deferred	(31)	125

	449	549

Net Income (Loss) from Continuing Operations	171	(100)
Net Income from Discontinued Operations, Net of Tax (Note 10)	–	302

Net Income Attributable to Nexen Inc. Shareholders	171	202

Earnings (Loss) Per Common Share from Continuing Operations ($/share) (Note 6)
Basic	0.32	(0.19)

Diluted	0.32	(0.19)

Earnings Per Common Share ($/share) (Note 6)
Basic	0.32	0.38

Diluted	0.32	0.38

   See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Balance Sheet

(Cdn$ millions)	March 31 2012	December 31 2011

Assets
Current Assets
Cash and Cash Equivalents	856	845
Restricted Cash	19	45
Accounts Receivable	2,039	2,247
Derivative Contracts	108	119
Inventories and Supplies	333	320
Other	118	115

Total Current Assets	3,473	3,691

Non-Current Assets
Property, Plant and Equipment (Note 3)	15,790	15,571
Goodwill	286	291
Deferred Income Tax Assets	342	338
Derivative Contracts	7	25
Other Long-Term Assets	122	152

Total Assets	20,020	20,068

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	2,597	2,867
Current Income Taxes Payable	470	458
Derivative Contracts	83	103

Total Current Liabilities	3,150	3,428

Non-Current Liabilities
Long-Term Debt	4,305	4,383
Deferred Income Tax Liabilities	1,444	1,488
Asset Retirement Obligations	2,017	2,010
Derivative Contracts	6	24
Other Long-Term Liabilities	380	362
Equity (Note 6)
Nexen Inc. Shareholders' Equity
Share Capital
Common Shares	1,175	1,157
Preferred Shares	195	–
Retained Earnings	7,356	7,211
Cumulative Translation Adjustment	(8)	5

Total Equity	8,718	8,373

Total Liabilities and Equity	20,020	20,068

   See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the Three Months Ended March 31

(Cdn$ millions)	2012	2011

Operating Activities
Net Income (Loss) from Continuing Operations	171	(100)
Net Income from Discontinued Operations	–	302
Charges and Credits to Income not Involving Cash (Note 9)	451	349
Exploration Expense	60	126
Changes in Non-Cash Working Capital (Note 9)	(146)	66
Other	(28)	(13)

	508	730
Financing Activities
Repayment of Long-Term Debt	–	(346)
Issue of Preferred Shares (Note 6)	195	–
Dividends Paid on Common Shares	(26)	(26)
Issue of Common Shares	18	23
Other	(2)	7

	185	(342)
Investing Activities
Capital Expenditures
Exploration, Evaluation and Development	(728)	(476)
Corporate and Other	(21)	(17)
Proceeds from Dispositions	7	462
Changes in Restricted Cash	26	(9)
Changes in Non-Cash Working Capital (Note 9)	42	84
Other	1	(52)

	(673)	(8)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(9)	(11)

Increase in Cash and Cash Equivalents	11	369
Cash and Cash Equivalents – Beginning of Period	845	1,005

Cash and Cash Equivalents – End of Period [1]	856	1,374

1
Cash and cash equivalents at March 31, 2012 consists of cash of $244 million and short-term investments of $612 million (March 31, 2011 – cash of $299 million and short-term investments of $1,075 million).

   See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Changes in Equity
For the Three Months Ended March 31

(Cdn$ millions)	2012	2011

Share Capital
Common Shares, Beginning of Period	1,157	1,111
Issue of Common Shares	18	23

Common Shares, Balance at End of Period	1,175	1,134

Preferred Shares, Beginning of Period	–	–
Issue of Preferred Shares	195	–

Preferred Shares, Balance at End of Period	195	–

Retained Earnings, Beginning of Period	7,211	6,692
Net Income Attributable to Nexen Inc. Shareholders	171	202
Dividends on Common Shares (Note 6)	(26)	(26)

Balance at End of Period	7,356	6,868

Cumulative Translation Adjustment, Beginning of Period	5	(37)
Currency Translation Adjustment	(18)	(11)
Realized Translation Adjustments [1]	5	–

Balance at End of Period	(8)	(48)

1
Net of income tax recovery for the three months ended March 31, 2012 of $2 million (2011 – nil).

   See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Income
For the Three Months Ended March 31

(Cdn$ millions)	2012	2011

Net Income Attributable to Nexen Inc. Shareholders	171	202
Other Comprehensive Income (Loss):
Currency Translation Adjustment
Net Translation Losses of Foreign Operations	(84)	(104)
Net Translation Gains on US$-Denominated Debt Hedging of Foreign Operations [1]	66	93

Total Currency Translation Adjustment	(18)	(11)

Total Comprehensive Income	153	191

1
Net of income tax expense for the three months ended March 31, 2012 of $9 million (2011 – net of income tax expense of $13 million).

   See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
Cdn$ millions, except as noted

1.     BASIS OF PRESENTATION

Nexen Inc. (Nexen, we or our) is an independent, global energy company with operations in the UK North Sea, Gulf of Mexico, offshore Nigeria, Canada, Yemen, Colombia and Poland. Nexen is incorporated and domiciled in Canada and our head office is located at 801 – 7th Avenue SW, Calgary, Alberta, Canada. Nexen's shares are publicly traded on both the Toronto Stock Exchange and the New York Stock Exchange.

These Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2012 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Specifically, they have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS.

The Unaudited Condensed Consolidated Financial Statements were authorized for issue by Nexen's Board of Directors on April 24, 2012.

2.     ACCOUNTING POLICIES

The accounting policies we follow are described in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011. There have been no changes to our accounting policies since December 31, 2011.

3.     PROPERTY, PLANT AND EQUIPMENT (PP&E)

Carrying amount of PP&E

	Exploration and Evaluation	Assets Under Construction	Producing Oil & Gas Properties	Corporate and Other	Total

Cost
As at December 31, 2011	2,206	2,347	19,832	837	25,222
Additions	220	193	323	21	757
Disposals/Derecognitions	–	–	–	(12)	(12)
Transfers [1]	–	(1,862)	1,862	–	–
Exploration Expense	(60)	–	–	–	(60)
Other	3	–	25	–	28
Effect of Changes in Exchange Rate	(19)	(12)	(198)	(4)	(233)

As at March 31, 2012	2,350	666	21,844	842	25,702

Accumulated Depreciation, Depletion &
Amortization (DD&A)
As at December 31, 2011	368	–	8,860	423	9,651
DD&A	11	–	364	22	397
Disposals/Derecognitions	–	–	–	(12)	(12)
Other	–	–	14	–	14
Effect of Changes in Exchange Rate	(5)	–	(132)	(1)	(138)

As at March 31, 2012	374	–	9,106	432	9,912

Net Book Value
As at December 31, 2011	1,838	2,347	10,972	414	15,571

As at March 31, 2012	1,976	666	12,738	410	15,790

1
Includes PP&E costs related to our Usan development, offshore Nigeria which came on-stream February 2012.

Exploration and evaluation assets mainly comprise of unproved properties and capitalized exploration drilling costs. Assets under construction at March 31, 2012 primarily include our developments in the UK North Sea.

4.     LONG-TERM DEBT

During the three months ended March 31, 2012, we borrowed and repaid approximately $254 million on our term credit facilities and recorded approximately $75 million of unrealized foreign exchange gains on long-term debt in other comprehensive income.

We have undrawn, committed, unsecured term credit facilities of $3.7 billion, of which $700 million is available until 2014 and $3 billion is available until 2016. As at March 31, 2012, $236 million of our term credit facilities were utilized to support letters of credit (December 31, 2011 – $367 million).

Nexen has undrawn, uncommitted, unsecured credit facilities of approximately $180 million. We utilized $6 million of these facilities to support outstanding letters of credit at March 31, 2012 (December 31, 2011 – $17 million).

Nexen has uncommitted, unsecured credit facilities of approximately $210 million exclusively to support letters of credit. We utilized $18 million of these facilities to support outstanding letters of credit at March 31, 2012 (December 31, 2011 – $4 million).

5.     FINANCE EXPENSE

	Three Months Ended March 31
	2012	2011

Interest on Long-Term Debt	75	84
Accretion Expense Related to Asset Retirement Obligations	13	11
Other Interest and Fees	5	7

Total	93	102
Less: Capitalized at 6.7% (2011 – 6.5%)	(29)	(28)

Total	64	74

Capitalized interest relates to and is included as part of the cost of our oil and gas properties. The capitalization rates are based on our weighted-average cost of borrowings.

6.     EQUITY

(a)   Common Shares

Authorized share capital consists of an unlimited number of common shares of no par value. At March 31, 2012, there were 528,914,137 common shares outstanding (December 31, 2011 – 527,892,635 common shares).

(b)   Preferred Shares

Authorized share capital consists of an unlimited number of Class A preferred shares of no par value, issuable in series. In March 2012, we issued eight million Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2 (Series 2 Shares) at a price of $25 per share for net proceeds of $195 million.

The holders of the Series 2 Shares are entitled to receive a fixed cumulative dividend at an annual rate of $1.25 per share, payable quarterly, until March 31, 2017, as and when declared by Nexen's Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current five-year Government of Canada bond yield plus 3.59%. The Series 2 Shares are redeemable at our option on March 31, 2017, and on March 31 of every fifth year thereafter.

The holders of the Series 2 Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Class A Floating Rate Preferred Shares, Series 3 (Series 3 Shares), subject to certain conditions, on March 31, 2017 and on March 31 of every fifth year thereafter. The holders of the Series 3 Shares will be entitled to receive quarterly floating rate cumulative dividends, if declared, at a rate equal to the sum of the then current 90-day Government of Canada treasury bill rate plus 3.59%.

In the event of liquidation, dissolution or winding-up of Nexen, the holders of the Series 2 Shares will be entitled to receive $25 per share as well as all accrued unpaid dividends before any amounts will be paid or any assets will be distributed to the holders of any other shares ranking junior to the preferred shares. The holders of the preferred shares will not be entitled to share in any further distribution of the assets of Nexen.

(c)   Earnings Per Common Share (EPS)

We calculate basic EPS using net income attributable to Nexen Inc. shareholders, adjusted for preferred share dividends and divided by the weighted-average number of common shares outstanding. We calculate diluted EPS in the same manner as basic, except we adjust basic earnings for the potential conversion of the subordinated debentures and potential exercise of outstanding tandem options for shares, if dilutive. We use the weighted-average number of diluted common shares outstanding in the denominator of our diluted EPS calculation.

	Three Months Ended March 31
(Cdn$ millions)	2012	2011

Net Income Attributable to Nexen Inc. Shareholders	171	202
Preferred Share Dividends	(1)	–

Net Income Attributable to Nexen Inc. Shareholders, Basic	170	202
Potential Conversion of Subordinated Debentures	7	6

Net Income Attributable to Nexen Inc. Shareholders, Diluted	177	208

(millions of shares)

Weighted Average Number of Common Shares Outstanding, Basic	529	526
Common Shares Issuable Pursuant to Potential Conversion of Subordinated Debentures	24	19

Weighted Average Number of Common Shares Outstanding, Diluted	553	545

In calculating the weighted-average number of diluted common shares outstanding and related earnings adjustments for the three months ended March 31, 2012, we excluded 14,883,722 tandem options (2011 – 14,662,587) because their exercise price was greater than the average common share market price in the quarter. During the three months ended March 31, 2012 and 2011, the potential conversion of subordinated debentures was the only dilutive instrument.

(d)   Dividends

Dividends paid for the three months ended March 31, 2012 and 2011 were $0.05 per common share. Dividends paid to holders of common shares have been designated as "eligible dividends" for Canadian tax purposes. On April 24, 2012, the board of directors declared a quarterly dividend of $0.05 per common share, payable July 1, 2012 to the shareholders of record on June 8, 2012. On April 24, 2012, the board of directors declared a quarterly dividend of $0.3928 per Series 2 Share, payable July 3, 2012 to the shareholders of record on June 8, 2012.

(e)   Stock-Based Compensation

	Three Months Ended March 31, 2012
(thousands of shares)	Options	STARs	RSUs	PSUs

Outstanding, Beginning of Period	14,854	14,407	2,025	390
Granted	1,368	303	1,862	312
Exercised or Redeemed for Cash	(42)	(131)	(1)	–
Cancelled	(1,118)	(633)	(77)	(30)
Expired	(20)	(73)	–	–

Outstanding, End of Period	15,042	13,873	3,809	672

Exercisable, End of Period	8,356	9,876

Options and STARs granted in the quarter have a weighted average exercise price of $19.68/unit. We recognized compensation expense related to share-based payments in the amount of $26 million (2011 – $32 million) for the quarter.

7.     COMMITMENTS, CONTINGENCIES AND GUARANTEES

As described in Note 19 to the 2011 Audited Consolidated Financial Statements, there are a number of lawsuits and claims pending, the ultimate results of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe that payments, if any, related to existing indemnities, would not have a material adverse effect on our liquidity, financial condition or results of operations.

We assume various contractual obligations and commitments in the normal course of our operations. During the quarter, we entered into commitments comprised of the following:

	2012	2013	2014	2015	2016	Thereafter

Transportation, Processing and Storage
Commitments	13	22	36	36	36	335
Drilling Rig Commitments	47	57	3	–	–	–

The commitments above are in addition to those included in Note 19 to the 2011 Audited Consolidated Financial Statements.

8.     MARKETING AND OTHER INCOME

	Three Months Ended March 31
	2012	2011

Marketing Revenue, Net	65	51
Change in Fair Value of Crude Oil Put Options	(36)	(7)
Foreign Exchange Losses	(16)	(22)
Other	17	24

Total	30	46

9.     CASH FLOWS

(a)   Charges and credits to income not involving cash

	Three Months Ended March 31
	2012	2011

Depreciation, Depletion and Amortization	397	370
Change in Fair Value of Crude Oil Put Options	36	7
Stock-Based Compensation	26	27
Foreign Exchange	16	23
Provision for (Recovery of) Deferred Income Taxes	(31)	125
Loss on Debt Redemption and Repurchase	–	90
Non-Cash Items Included in Discontinued Operations	–	(290)
Other	7	(3)

Total	451	349

(b)   Changes in non-cash working capital

	Three Months Ended March 31
	2012	2011

Accounts Receivable	165	(374)
Inventories and Supplies	(7)	21
Other Current Assets	(2)	8
Accounts Payable and Accrued Liabilities	(263)	417
Current Income Taxes Payable	3	78

Total	(104)	150

Relating to:
Operating Activities	(146)	66
Investing Activities	42	84

Total	(104)	150

(c)   Other cash flow information

	Three Months Ended March 31
	2012	2011

Interest Paid	90	64
Income Taxes Paid	480	391

10.  DISPOSITIONS

Discontinued Operations

In February 2011, we completed the sale of our 62.7% investment in Canexus, which operates a chemicals business, for net proceeds of $458 million and we realized a gain on disposition of $348 million in the first quarter of 2011. The gain on sale and results of our chemicals business have been presented as discontinued operations.

Three Months Ended March 31 2011

Chemicals

Revenues and Other Income
Net Sales	42
Other	(1)
Gain on Disposition	348

389

Expenses
Operating	25
Depreciation, Depletion and Amortization	4
Transportation and Other	2
General and Administrative	2
Finance	2

35

Income before Provision for Income Taxes	354
Less: Provision for Deferred Income Taxes	51

Income before Non-Controlling Interests	303
Less: Non-Controlling Interests	1

Net Income from Discontinued Operations, Net of Tax	302

Earnings Per Common Share
Basic	0.57
Diluted	0.57

11.  OPERATING SEGMENTS AND RELATED INFORMATION

Nexen has the following operating segments:

Conventional Oil and Gas: We explore for, develop and produce crude oil and natural gas from conventional sources around the world. Our operations are focused in the UK North Sea, North America (Canada and US) and other countries (offshore Nigeria, Colombia, Yemen and Poland).

Oil Sands: We develop and produce synthetic crude oil from the Athabasca oil sands in northern Alberta. We produce bitumen using in situ and mining technologies and upgrade it into synthetic crude oil before ultimate sale. Our in situ activities are comprised of our operations at Long Lake and future development phases. Our mining activities are conducted through our 7.23% ownership of the Syncrude Joint Venture.

Shale Gas: We explore for and produce unconventional gas from shale formations in northeast British Columbia. Production and results of operations are included within Conventional Oil and Gas until they become significant.

Corporate and Other includes energy marketing and unallocated items. The results of Canexus have been presented as discontinued operations.

The accounting policies of our operating segments are the same as those described in Note 2 of our Audited Consolidated Financial Statements for the year ended December 31, 2011. Net income (loss) of our operating segments excludes interest income, interest expense, income tax expense, unallocated corporate expenses, and foreign exchange gains and losses. Identifiable assets are those used in the operations of the segments.

Segmented net income for the three months ended March 31, 2012

	Conventional				Oil Sands		Corporate and Other	Total

	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	1,166	106	34		218	158	14	1,696
Marketing and Other Income	6	3	7		–	–	14	30

	1,172	109	41		218	158	28	1,726
Less: Expenses
Operating	104	44	9		114	61	7	339
Depreciation, Depletion and Amortization	246	66	6		49	16	14	397
Transportation and Other	–	7	–		77	6	30	120
General and Administrative	5	24	9		11	–	77	126
Exploration	11	38	11	[2]	–	–	–	60
Finance	6	4	–		1	2	51	64

Income (Loss) before Income Taxes	800	(74)	6		(34)	73	(151)	620
Less: Provision for Income Taxes								449	[3]

Net Income								171

Capital Expenditures	195	255	130	[4]	149	20	8	757

   1 Includes results of operations in Yemen and Colombia.
   2 Includes exploration activities primarily in Colombia and Poland.
   3 Includes UK current tax expense of $476 million.
   4 Includes capital expenditures for Nigeria of $96 million.

Segmented net income for the three months ended March 31, 2011

	Conventional				Oil Sands		Corporate and Other	Total

	United Kingdom	North America	Other Countries [1,2]		In Situ	Syncrude

Net Sales	962	133	185		115	189	14	1,598
Marketing and Other Income	16	2	4		–	–	24	46

	978	135	189		115	189	38	1,644
Less: Expenses
Operating	98	40	35		107	75	8	363
Depreciation, Depletion and Amortization	182	105	25		29	16	13	370
Transportation and Other	–	4	5		18	6	34	67
General and Administrative	(12)	33	15		11	–	58	105
Exploration	4	59	63	[3]	–	–	–	126
Finance	5	4	–		1	1	63	74
Loss on Debt Redemption	–	–	–		–	–	90	90

Income (Loss) from Continuing Operations before Income Taxes	701	(110)	46		(51)	91	(228)	449
Less: Provision for Income Taxes								549	[4]

Loss from Continuing Operations								(100)
Add: Net Income from Discontinued Operations								302

Net Income								202

Capital Expenditures	74	119	146	[5]	129	19	12	499

   1 Includes results of operations in Yemen and Colombia.
   2 Includes Yemen Masila net sales of $146 million and net income before taxes of $61 million.
   3 Includes exploration activities primarily in Yemen, Nigeria, Norway and Colombia.
   4 Includes UK current tax expense of $426 million.
   5 Includes capital expenditures for Nigeria of $100 million.

Segmented assets as at March 31, 2012

	Conventional					Oil Sands			Corporate and Other		Total

	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,775	3,496		2,216		5,958		1,406	2,169	[1]	20,020

Property, Plant and Equipment
Cost	7,196	7,402		2,643		6,064		1,753	644		25,702
Less: Accumulated DD&A	3,887	4,306		655		254		427	383		9,912

Net Book Value	3,309	3,096	[2]	1,988	[3]	5,810	[4]	1,326	261		15,790

   1 Includes cash of $438 million, and Energy Marketing accounts receivable, current derivative assets and inventory of $1,292 million.
   2 Includes capitalized costs of $1,424 million associated with our Canadian shale gas operations.
   3 Includes $1,874 million related to our Usan development, offshore Nigeria.
   4 Includes net book value of $5,105 million for Long Lake Phase 1 and $705 million for future phases of our in situ oil sands projects.

Segmented assets as at December 31, 2011

	Conventional					Oil Sands			Corporate and Other		Total

	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,817	3,403		2,138		5,881		1,423	2,406	[1]	20,068

Property, Plant and Equipment
Cost	7,103	7,256		2,566		5,915		1,733	649		25,222
Less: Accumulated DD&A	3,707	4,299		648		205		411	381		9,651

Net Book Value	3,396	2,957	[2]	1,918	[3]	5,710	[4]	1,322	268		15,571

   1 Includes cash of $453 million, and Energy Marketing accounts receivable, current derivative assets and inventory of $1,449 million.
   2 Includes capitalized costs of $1,293 million associated with our Canadian shale gas operations.
   3 Includes $1,821 million related to our Usan development, offshore Nigeria.
   4 Includes net book value of $5,050 million for Long Lake Phase 1 and $660 million for future phases of our in situ oil sands projects.

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  Exhibit 99.1